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FEB 29 2008

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UN SECURITIES AN Washi

08028503

AB 3/7

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Holmens Kanal 2-12
(No. and Street)

Copenhagen (City) DK - 1092 (State) Denmark (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Mr. Henrik Madsen~~ 45-33442726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Leonard Hagan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ccountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and D, the Company has extensive transactions with its Parent.

Grant Thornton LLP

New York, New York
February 1, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007
(Expressed in U.S. Dollars)

ASSETS

Cash and cash equivalents	$4,775,227
Accrued interest receivable	17,676
Prepaid taxes	82,559
Total assets	$4,875,462

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to Parent	$ 14,185
Accrued expenses	49,923
Taxes payable	95,222
Total liabilities	159,330
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	2,000,000
Retained earnings	2,716,132
Total stockholder's equity	4,716,132
Total liabilities and stockholder's equity	$4,875,462

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007
(Expressed in U.S. Dollars)

NOTE A - GENERAL BUSINESS

Danske Markets Inc. (the "Company") was incorporated in Delaware on February 12, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 ("Act") and is a member of the Financial Industry Regulatory Authority (the "FINRA") as a broker-dealer. The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an adviser, agent, broker or riskless principal in purchase or sale of securities of a company and acting as a "chaperone" under Rule 15a-6 of the Act for Danske Bank A/S, a Denmark entity ("Parent"). The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i)of the rule. In 2005, the Company moved its offices from New York to Copenhagen in Denmark. The Company's books and records are maintained in U.S. dollars.

The Company receives significant support from its Parent, which provides back office functions for the Company under an Intergroup Service Agreement. (See Note D.)

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents. In the normal course of business, the Company maintains a money market fund with a broker. The balance of the money market fund at December 31, 2007 exceeds the SIPC insured limit.

2. *Income Taxes*

   The Company is included in the consolidated tax return filed by its Parent in Denmark. The Company determines its provision for income taxes as if on a separate return basis. Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. tax return. Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

(Expressed in U.S. Dollars)

NOTE B (continued)

3. Fair Value

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2007, the fair values of all of the Company's assets and liabilities are not different from their respective book values due to their short-term nature.

4. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

5. Chaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors, primarily for its Parent. (See Note D.)

NOTE C - INCOME TAXES

At December 31, 2007, the Company had carryforward losses of approximately $913,000 which may be used to offset future state and local taxable income through 2025. The Company's deferred tax asset of $163,408 at December 31, 2007, which is primarily related to such net operating loss benefit, has been fully reserved with an allowance, as the Company may not realize the benefits due to its relocation to Denmark and, therefore, will not have any U.S. source income subject to U.S. state and local taxes. The Company is liable for Danish national tax for income generated in Denmark.

(Expressed in U.S. Dollars)

NOTE D - RELATED PARTIES

During the normal course of business, the Company engages in significant transactions with affiliated companies. Pursuant to a service agreement (the "Intergroup Service Agreement") effective October 1, 2005, the Parent has agreed to provide intergroup transactions at cost. Intergroup transactions consist of providing bank accounts, premises, office machines, advertising and marketing, internal auditing, insurance and other administrative-related expenses. At December 31, 2007, expense reimbursement due to Parent amounted to $14,185.

On April 1, 2003, the Company had entered into a 24-month 15a-6 Agreement (the "Agreement") with its Parent and had agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The Agreement is automatically renewable each year for an additional twelve months unless terminated by the parties. As compensation for its services, the Company receives a monthly fee of $25,000.

The Company entered into a three-year, $20 million revolving subordinated loan agreement with Danske Bank A/S, Denmark, which will mature on August 1, 2008. The FINRA (formerly NASD) approved this agreement. The purpose of the revolving credit arrangement was to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. As of December 31, 2007, the Company had no borrowings on this loan and had incurred no related interest expense for the year ended December 31, 2007.

At December 31, 2007, included in cash and cash equivalents are $983,109 of cash held at the Parent. The account is maintained in a U.S. dollar account at the Parent.

NOTE E - NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2007, the Company had net capital of $3,525,394, which exceeded its requirement of $250,000 by $3,275,394.

NOTE F - CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

END